

GILL CAPITAL PARTNERS, LLC
SUBSIDIARY OF OBW, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2025

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/1/2025**   AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Gill Capital Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4582 S. Ulster St., Suite 1400

(No. and Street)

Denver   **CO**   **80237**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Leslie Rojas   **(303) 296-6260**   **lrojas@gillinvest.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.

(Name – if individual, state last, first, and middle name)

300 Tri State International, Suite 180 Lincolnshire   IL   60069

(Address)   (City)   (State)   (Zip Code)

10/20/2009   **3874**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leslie Rojas _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gill Capital Partners, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CCO _____

Traci Sarmiento 03/30/2026

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GILL CAPITAL PARTNERS, LLC
TABLE OF CONTENTS



300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of Gill Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gill Capital Partners, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gill Capital Partners, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gill Capital Partners, LLC's management. Our responsibility is to express an opinion on Gill Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gill Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Gill Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Gill Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Gill Capital Partners, LLC's auditor since 2023.

Michael Coglianese CPA.P.C.

Lincolnshire, IL
March 27, 2026

ASSETS

Cash and cash equivalents	$	658,796
Clearing deposit		26,436
Advisory fees receivable		162,753
Commissions receivable		34,411
Operating right-of-use asset		904,889
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $99,299		1,972
Other Assets		38,568
TOTAL ASSETS	$	1,827,825

LIABILITIES AND MEMBER'S EQUITY

Operating lease liability		957,967
Other liabilities		47,154
TOTAL LIABILITIES		1,005,121
COMMITMENTS AND CONTINGENCIES (Note C)		
MEMBER'S EQUITY		822,704
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,827,825

The accompanying notes are an integral part
of this financial statement.

GILL CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2025

REVENUES		
Commissions	$	595,720
Investment advisory fees		4,888,326
Retirement plan services		230,703
Interest		30,711
Total revenues		5,745,460
EXPENSES		
Salaries, commissions, and benefits		4,315,033
Occupancy, equipment, and communications		192,183
General and administrative		820,390
Management consulting fee		456,284
Depreciation		83
Total expenses		5,783,973
NET INCOME	$	(38,513)

The accompanying notes are an integral part
of this financial statement.

GILL CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2025

Balance, December 31, 2024	$	861,217
Net income		(38,513)
Balance, December 31, 2025	$	822,704

The accompanying notes are an integral part
of this financial statement.

5

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	(38,513)
Non-cash items-		
Depreciation		83
Impact of right of use asset and lease liability		53,078
Changes in Assets and Liabilities:		
Clearing deposit		(166)
Receivables		202,757
Other liabilities		356
Commissions receivable		(4,258)
Other assets		17,762
NET CASH PROVIDED BY		
OPERATING ACTIVITIES		231,099
NET INCREASE IN CASH AND CASH EQUIVALENTS		231,099
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		427,697
CASH AND CASH EQUIVALENTS, END OF YEAR	$	658,796
SUPPLEMENTAL INFORMATION		
Cash paid for interest	$	-
Cash paid for taxes	$	-

GILL CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Gill Capital Partners, LLC (the Company), was incorporated as a broker dealer under the laws of the State of Colorado on August 31, 1983. The Company operates under clearing agreements with other broker dealers, and also provides investment advisory services to clients. The Company is a subsidiary of OBW, LLC (the Parent) which is located in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. The Company does not hold customer funds or securities.

The Company is the Investment Manager to the Parliament Income Fund, LLC.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents
The Company considers cash and temporary investments with original maturities of three months or less to be cash and cash equivalents. The Company periodically maintains balances in excess of FDIC and/or SIPC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances. At December 31, 2025, the Company held $658,796 in cash equivalents in bank and brokerage accounts.

Current Expected Credit Losses (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codifications (ASC) 326-20, "Financial Instruments – Credit losses." FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Based on the Company's evaluation of its receivables, it has deemed that there is no necessary allowance for credit losses as of December 21, 2025.

Receivable from Customers
Receivables from customers consist of balances due from advisory and tax planning fees. At December 31, 2025, the Company's accounts receivable balance was concentrated with one key customer, The Parliament Income Fund, LLC, which accounted for 70% of all accounts receivable.

Receivables from Broker-Dealers and Clearing Organizations
The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

receivables, and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settle monthly between the clearing organization and the Company. Because of this monthly settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a relatively short period of time. The Company continually reviews the credit quality of its counterparties.

Property and Equipment

Furniture, equipment and computer equipment with an acquisition cost below $5,000 are expensed as they are incurred. Furniture, equipment and computer equipment with an acquisition cost over $5,000 are recorded at cost and depreciated using straight line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Financial Advisory Services and Revenue Recognition

The Company offers clients a wide range of investment services that includes money management, comprehensive financial planning, and tax planning and preparation. Clients can choose from an array of services that best fits their situation. The annual fees for Investment Advisory Services for retail clients are based upon a percentage of assets under management and generally range from 0.50% to 2.00%. The annual fees for Retirement Plan Services are either a flat fee or are based upon a percentage of assets under management and generally range from 0.25% to 0.50%. Some clients have elected to pay commissions in lieu of advisory fees. In those cases, the client does not pay an annual fee for Investment Advisory Services. Generally, fees for Investment Advisory Services are either billed quarterly in arrears (five days before each quarter end) or quarterly in advance (as soon as administratively possible after quarter end). Fees are calculated based upon the value plus accrued interest.

The Company is the Investment Manager to the Parliament Income Fund, LLC, a private fund-of-funds. The Company earns a management fee calculated at a rate of 1/12 of 1.50% of the closing value of each member's capital account as of the last business day of each month. Management fees are billed quarterly in arrears.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. At December 31, 2025, the company had investment management fees receivable of $160,254.

Brokerage Services and Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income is recognized on the closing date of the underlying transaction when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured, and the Company's performance obligations have been completed in accordance with the terms of its client agreement. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue. At

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

December 31, 2025, the Company had commissions receivable of $34,411. The Company offers no warranty, guarantee or refunds on any revenue types.

Segment Reporting
The Company is engaged in a single line of business as a dually-registered securities broker-dealer and registered investment adviser. The Company's business is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory services. The Company has identified its executive leadership team, which consists of the CCO, President, Secretary, and Director of Research, as the chief operating decision making ("CODM"). The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. No customer comprised more than 1% of the Company's revenue in 2025.

Advertising
Advertising is expensed as incurred. There were no advertising expenses for the year ended December 31, 2025.

Income Taxes
The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for state income taxes. The Company's Parent files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for the years ended December 31, 2024, 2023 and 2022.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
In the normal course of business, companies in the broker dealer industry encounter certain economic and regulatory risks. Economic risks include market volatility and interest rate risks. The Company is subject to these risks to the extent these risks affect customer demand and the Company's revenue.

The Company is engaged in various trading and brokerage activities in which counterparties

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. BORROWINGS

The Company does not have any subordinated borrowings as of December 31, 2025.

C. COMMITMENTS AND CONTINGENCIES

Leases

The Company entered into a lease agreement commencing January 1, 2025 with unrelated parties under a non-cancelable operating lease expiring in July 2032. The lease does not contain options to either extend or terminate the lease. The Company pre-paid rent in the amount of $14,516. The discount rate used to determine the present value of the operating lease liability and right-of-use asset is 6.00%. This represents the Company's incremental borrowing rate at lease commencement, as the rate implicit in the lease was not readily determinable.

Total rent expense charged to operations under all operating leases was $169,404 in 2025.

Operating Leases:

Right-of-use assets	1,014,372
Accumulated Amortization	109,483
Right-of-use assets, net	904,889
Operating Lease Liability	957,967

Maturities of lease liabilities at December 31, 2025 were as follows:

Year	Amount
2026	131,937
2027	178,594
2028	181,708
2029	184,820
Thereafter	491,459
Total Lease Payments	1,168,518
Less imputed interest	(210,551)
Total lease liabilities	957,967

D. RETIREMENT PLANS

401(k) Plan
The Company has a 401(k) plan, through which participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed certain IRS limitations. The Company makes a Safe Harbor non-elective contribution of 3% of compensation, regardless of employee deferrals. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees vest in the Company matching contributions immediately. The Company made Safe Harbor contributions totalling $82,190 to the plan during the year ended December 31, 2025. The Company did not make an elective profit-sharing contribution to employees in 2025.

E. REGULATORY REQUIREMENTS

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $611,971, which was $561,971 in excess of its required net capital of $50,000, and the Company had a percentage of aggregate indebtedness to net capital of 7.65%.

Reconciling items between the Company's computation of net capital and aggregate indebtedness and the computation based on the audited financial statements are included in the accompanying computation of net capital schedules.

F. RELATED PARTY TRANSACTIONS

The Parent provides compliance, marketing and information technology services to the Company at rates determined to be at market rates. The agreement may be terminated by either party with 30 days written notice. The Company paid management fees to the Parent for these services of $456,284 during 2025. The majority of these payments are made to the Parent to service debt taken out in 2019 to purchase the assets of another firm.

The Company earned management fees of $446,369 from the Parliament Income Fund, LLC in 2025. The amount due from the Parliament Income Fund, LLC was $112,864 on December 31, 2025.

G. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash and cash equivalents, clearing deposits, receivables, commissions receivable, and liabilities are approximated at their fair value at December 31, 2025.

H. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were issued. No material adjustments or disclosures were required.

SUPPLEMENTAL INFORMATION


GILL CAPITAL PARTNERS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025


Assets	$	1,827,825
Less liabilities		1,005,121
Net worth		822,704
Less non-allowable assets:		
Furniture, equipment and leasehold improvements, net		1,972
Receivables from customers		162,753
Deposits		16,071
Private stock		22,497
Total non-allowable assets		203,293
Additions:		
Subordinated borrowings		-
Total additions		-
Net capital before haircuts on securities positions		619,411
Haircuts and undue concentration		(7,440)
NET CAPITAL	$	611,971
MINIMUM NET CAPITAL REQUIREMENT (Greater of $50,000 or 6.66% of aggregate indebtedness)	$	50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	561,971
AGGREGATE INDEBTEDNESS	$	46,798
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		7.65%

Note: There are no material reconciling items between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2025, filed February 13, 2026. Therefore, no reconciliation of the two computations is deemed necessary.


See Report of Independent Registered Public Accounting Firm
12


GILL CAPITAL PARTNERS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

The Company operates pursuant to the (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2025.

Gill Capital Partners also claimed an exemption as a Non-Covered Firm under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 for its activities as an advisor to the Parliament Income Fund.



300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of Gill Capital Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Gill Capital Partners LLC claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) Gill Capital Partners LLC stated that Gill Capital Partners LLC met the identified exemption provisions without exception throughout the most recent fiscal year without exception.

Gill Capital Partners LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Gill Capital Partners LLC acts as an advisor to Parliament Income Fund through which Gill Capital Partners LLC received direct revenue, and Gill Capital Partners LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Gill Capital Partners LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Gill Capital Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Gill Capital Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 27, 2026


February 10, 2026

To Whom it May Concern:

This exemption report is being provided in connection with your audit of the financial statements of Gill Capital Partners, LLC for the fiscal year ending December 31, 2025.

The following statements are made to the best knowledge and belief of Gill Capital Partners:

1. Gill Capital Partners is exempt from SEA Rule 15c3-3 under paragraph (k)(2)(ii), which states:

   (2) The provisions of this section shall not be applicable to a broker or dealer:

   > *(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SS 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.*

2. Gill Capital Partners met the exemption provisions of paragraph (k)(2)(ii) throughout fiscal year 2025 without exception.

3. Gill Capital Partners also claimed an exemption as a Non-Covered Firm under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 for its activities as an advisor to the Parliament Income Fund, through which activity Gill Capital Partners receives direct revenue. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Respectfully submitted,

Leslie S. Rojas
CCO and FinOp